Exhibit 99.6

ZenaTech Signs Offer to Acquire Utah Surveying Firm, Expanding Drone as a Service into the Solar Infrastructure Market

Vancouver, British Columbia, (November 20, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology business solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions, announces it has signed an offer to acquire a well-established Utah-based commercial surveying and 3D mapping company specializing in LiDAR processing, drone-enabled data capture, and large-scale solar site development clients. This acquisition represents ZenaTech’s strategic entry into the fast-expanding solar infrastructure market, unlocking new growth avenues for advanced aerial data services for developers engaged in planning, design, construction and maintenance of solar farms and other solar energy projects.

“Entering the commercial solar development and maintenance sector is a significant milestone for ZenaTech,” said Shaun Passley, Ph.D., CEO of ZenaTech. “Solar infrastructure demands high-precision surveying and rapid data turnaround. This acquisition instantly brings these capabilities to our Drone as a Service platform and expands us into this untapped market to provide scalable, drone-enabled solutions that will drive efficiency and speed.”

The target firm brings proven operational drone technology experience in both surveying and drone data processing for large commercial solar projects. With deep expertise in LiDAR scanning, 3D mapping, and drone-integrated workflows, the company supports high-fidelity terrain mapping, site planning, and virtual project visualization, delivering critical data to major solar developers nationwide. By combining their drone-enabled data capture and processing capabilities with ZenaTech’s proprietary analytics and automation tools as well as ZenaDrone drones, the combined platform will enable faster turnaround times, improved data accuracy, and an expanded scope of services.

According to the Grand View Horizon, the solar energy systems market in North America is growing at over 15% per year. Despite rapid expansion, many solar developers still rely heavily on manual surveying and traditional site assessment methods, creating significant opportunities for drone-based automation to reduce costs, improve accuracy, and accelerate project timelines.

Currently, ZenaTech has completed 12 US acquisitions toward its goal of acquiring and establishing 25 DaaS locations by the end of Q2, 2026. The DaaS model offers business and government clients flexible and on-demand or subscription-based access to drone services for surveying, inspection, maintenance, power washing, inventory management, and precision agriculture without the capital costs or operational burdens of ownership. By acquiring established, profitable service companies ready for drone innovation, ZenaTech is building a global, multi-service DaaS network anchored by existing customers and recurring revenue.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, maintenance, security, compliance, and surveying processes. With enterprise software customers using branded solutions across law enforcement, government, and industrial sectors, and drones being implemented across multiple commercial, agricultural and defense sectors, ZenaTech’s portfolio of solutions help drive exceptional operational efficiencies, precision, safety, and cost savings. The Company operates through offices in North America, Europe, Taiwan, and UAE, and is growing its global DaaS business and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.